January 9, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Attn:   Pamela A. Long
    Assistant Director
    Division of Corporation Finance

    Re:  India Globalization Capital, Inc.
        Preliminary Proxy Statement on Schedule 14A
        File No. 1-32830

Dear Ms. Long:

India Globalization Capital, Inc. (the "Company") has filed with the Commission an amended Preliminary Proxy Statement on Schedule 14A (the "Amended Proxy Statement").  For your convenience, we are providing you with three paper copies of the Amended Proxy Statement, marked to show the changes made from the initial Preliminary Proxy Statement which was filed with the Commission on November 23, 2007.  The changes reflected in the Amended Proxy Statement are intended to respond to the comments set forth in your letter dated December 20, 2007 (the "Comment Letter").  The changes made in response to the Comment Letter are discussed below.  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.  Page references are to pages in the initial Preliminary Proxy Statement.

General

1.            We have revised the Company's interim financial statements where appropriate.

Table of Contents, page vi

2.            We have added brief descriptions of Annexes A through H to the Table of Contents.

Summary, page 1

3.            We have moved the summary section forward so that it now begins on page 2 of the Proxy Statement

4.            We have added disclosure to the Summary under the heading "Satisfaction of the 80% Test" on page 8 to better explain why the business combination involves more than a single acquisition.

5.            We have added an explanation of why the Company did not obtain a fairness opinion. Also, as noted in the response to Comment No. 18, we have provided disclosure of the details of the Board of Directors' valuation process, including the methodology used by the Board in determining the valuation.

Selected Summary Historical Financial Information, page 19

6.            We have revised the Company's summary balance sheets to include balance sheet data as at September 30, 2007.

Sricon Infrastructure Private Limited - Selected Summary Statement of Income Data, page 20

7.            We have moved interest and other income from the revenue line to lines below operating income in the Company's statement of income.

Risk Factors, page 22

8.            We have deleted the language regarding risks not currently known to us.

Because the Indian judiciary will determine the scope and enforcement under Indian law of almost all of Sricon, TBL and IGC-Power's material agreements, we may be unable to enforce our rights inside and outside of India, page 24

9.            We have revised the risk factor to make it consistent with the disclosure in other places of the Proxy Statement that there is doubt as to the enforceability of judgments of U.S. courts in Indian courts and doubts as to whether the Indian courts would enforce in original actions judgments against Sricon and TBL or their directors, officers and experts.

If we are unable to provide interim financing to Sricon and TBL, they may have difficulty meeting their projected revenue targets, page 26

10.            We have added disclosure quantifying the Company's interim financial expectations with respect to Sricon and TBL.

Changes in the conversion rate between the U.S. dollar and Indian rupee may adversely affect our purchase price, page 26

11.            We have set forth on page 1 of the Proxy Statement the exchange rate between the U.S. dollar and the Indian rupee as of March 31, 2002, 2003, 2004, 2005, 2006 and 2007. In addition, we have added language to the risk factor with respect to the range of conversion rates over the past 15 months.

If we are unable to raise additional funds, we may not be able to pay the full purchase price to CWEL, page 26

12.            We have deleted the CWEL risk factor as the CWEL transaction will not be included as part of the transactions to be voted on by the Company's stockholders.

Sricon, page 34

13.            Where appropriate, we have added explanations of the abbreviations and acronyms used in the Amended Proxy Statement.

14.            We have added additional language to explain the role of the various parties in negotiating, drafting and conducting due diligence in connection with the Sricon transaction. In addition, we have added disclosure to the due diligence and valuation section explaining the role of each of the participants in the due diligence and valuation process.

Our Reasons for the Acquisition and Recommendation of Our Board, page 36

15.            We have expanded on the bullet point factors presentation to better explain how the factors impacted on the Board of Directors' decision to approve and recommend the business combinations.

Past Financial Performance, page 43

16.            We have deleted references to EBITDA.

Sricon Share Subscription Cum Purchase Agreement, page 54; Share Subscription Agreement, page 59; Odeon Share Purchase Agreement, page 64; Contract Agreement Dated April 29, 2007 Between IGC, CWEL, AMTL and MAIL, page 65

17.            We confirm that the Company understands that it is responsible for assuring that its disclosures are not misleading. The Company has considered the disclosures relating to representations and warranties, and has determined that no further disclosure is required.

Conditions of Completion of the Sricon Acquisition, page 57

18.            The Company has added a detailed explanation of its Board of Directors' valuation, and the methodology used in determining its valuation, of the Sricon and TBL acquisitions. As a result of the Board's determination, the combined Sricon and TBL valuations are in excess of the 80% threshold amount. Consequently, the CWEL transaction need not be included in the 80% threshold valuation determination. Consequently, we have revised the disclosure to make it clear that the proposed business combinations that are subject to the 80% threshold and will be voted on by the stockholders are Sricon and TBL and not CWEL. The discussion of the CWEL transaction has been moved to page 67 under the caption "Additional Investment Activity." Because the CWEL transaction is deemed by the Company to be "probable" we have kept it in the pro forma financial statements.

Employment Agreements, page 68 and Executive Compensation, page 112

19.            We confirm the Company's intent to file the employment agreements with the Commission as required by Item 601(b)(10) of Regulation S-B.

Selected Historical Financial Information of India Globalization Capital (IGC), page 73

20.            We have revised the Selected Historical Financial Information to indicate that the Company had no revenues for the periods presented and have re-labeled the amounts as interest income.

Critical Accounting Policies, page 77

21.            We have expanded the discussion of the Company's critical accounting policies.

22.            We have expanded the discussion of the assumptions underlying the valuation of the warrants.

Selected Historical Financial Information of Techni Bharathi Limited (TBL), page 89

23.            We have revised the selected financial information to show interest income under Operating Income and made conforming changes to be consistent with the Company's audited statements of operations.

Results of Operations, page 94

24.            We have revised the MD&A discussion to separately discuss Revenues and Other Income and to quantify the one time gain from the settlement with TBL's lenders.

Expenses, page 95

25.            We have changed the "increase" to "decrease."

Unaudited Pro Forma Condensed Financial Statement, page 96
General

26.            The share subscription agreement relating to the purchase of 57% of the outstanding shares of MBL has expired. Consequently, that transaction is no longer deemed "probable" by the Company, and the discussion of that transaction has been amended to indicate that the Company no longer intends to proceed with the acquisition.

Notes to the Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2007, page 100
Note (a), page 100

27.            The Company's intention is to show its investors the most likely yet conservative presentation of the pro forma statements. The Company intends to incorporate a company in India, IGC-Power, pursuant to appropriate name searches and pursuant to Indian law that mandates that Indian companies can sell power in India. IGC-Power would then acquire long-lived assets, rights to the use of long-lived assets, intellectual property, processes in the form of licenses, clearances, and procedures to produce and evacuate power. IGC-Power would also obtain the right to sell the power generated to either the government or to others. The Company believes that this is consistent with the guidance offered by EITF 98-3. The factors considered by the Company in determining that funding the construction of the wind energy farm represents the acquisition of business rather than asset acquisitions were:

•
The acquisition of a set of rights, specifically the right to produce and evacuate power, the right to develop and install wind turbines and the right to sell power to the government.  These rights include all state governmental clearances, environmental clearances, clearances from the power authority for evacuation of the generated power among others.

•
The acquisition of intellectual property, specifically, wind data collected over several years specific to the site, showing that the site is financially viable for a wind energy farm and data showing that the electricity grid has the capacity to evacuate the power that is generated.

•
The access to customers.  IGC-Power would gain immediate access to pre sell carbon credits that the wind energy farm could potentially generate over the next five to ten years.  It would also gain access to customers that could potentially buy power.  The agreement specifies that CWEL will deliver to the Company, as part of the entire package, a Power Purchase Agreement (PPA) with the state government giving the Company access to at least the government as a customer.

Finally the integrated set of activities that would be acquired would be self-sustaining, in that they would include everything that is necessary and sufficient to generate, evacuate and sell power.  As the Company would be purchasing a self-sustaining set of activities, or a business, goodwill is generated from the difference between the value of assets and the purchase price.  Further, consistent with Paragraph 9 of SFAS 141, as the Company would be obtaining assets that constitute a business it allocated goodwill to this purchase.  However, the above notwithstanding, with the current guidelines of EITF 98-3 and SFAS 141, as the processes and assets being purchased will not be operational on the date of purchase, we have changed the Pro Forma presentation to treat the acquisition as an asset purchase rather than a business purchase.  As such, $696,712 recorded as goodwill has been added to the assets being purchased and no goodwill has been recorded for the CWEL transaction.

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended September 30, 2007, page 102

28.            We have disclosed the weighted average common shares outstanding for both the six months ended September 30, 2007, as well as for the year ended March 31, 2007. In addition, we have added footnotes explaining these share amounts.

Compensation for Executive Officers of Sricon, page 113

29.            We have changed the word "Sricon" in the second caption to "TBL."

Where You Can Find Additional Information, page 119

30.            We have revised the language to remove the implication that the Company is not responsible for the information contained in the Amended Proxy Statement.

IGC Unaudited Condensed Financial Statements
General

31.            Following the acquisitions of Sricon and TBL, the Company intends to consider both entities as predecessor companies and will provide historical financial information for both.

Condensed Statement of Stockholders' Equity, page F-4

32.            We have revised the "Condensed Statement of Stockholders' Equity" to include the date, number and type of equity securities issued, per share dollar amounts assigned to the consideration received, and the nature of the consideration received. We have revised the financial statements where applicable.

Unaudited Condensed Statement of Cash Flows, page F-5

33.            The interest income earned on the investments held in trust, which is included in the net income line of the cash flow, has been removed as it relates to the restricted amounts in the trust account and those amounts are not deemed an operating cash flow to the Company. The Company would otherwise be shown to have significant cash provided by operating activities. The interest income earned on the trust increases the trust account and thus restricted trust amouints are included in investing activities and the related earnings are included therein as well.

Note G - Commitments and Contingency, page F-9

34.            We have added disclosure to "Note G - Commitments and Contingency" on page F-9 to explain that the accounting treatment is to include all shares issued to founders in the total share count in the Company's basis and diluted calculations. The piggy back registration rights applicable to shares of the founders have no cash penalty under the registration rights agreement.

IGC Financial Statements - March 31, 2007
Report of Independent Registered Public Accounting Firm, page F-13

35.            The Company has a signed auditor's report and we have so indicated in the Amended Proxy Statement.

Note C - Initial Public Offering, page F-20

36.            The Company intends to update its Form S-1 (File No. 333-124942) prior to or contemporaneous with completing the business combinations. The Company has executed a Warrant Clarification Agreement and an Amendment to Unit Purchase Options, both expressly providing that the Company will not be required to net cash settle the warrants or the Unit Purchase Options. These agreements were filed as exhibits to the Company’s Form 8-K filed with the Commission on January 4, 2008.

Form of Proxy

37.            We have filed a preliminary form of proxy with the Amended Proxy Statement.

June 30, 2007 and September 30, 2007 10-QSBs
Item 4. Controls and Procedures

38.            The Company notes the Staff's Comment No. 38, and in future filings will disclose the conclusions of its principal executive officer and principal financial officer on the effectiveness of the Company's disclosure controls and procedures.

39.            The Company confirms that its principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the dates of their reports. The Company's principal executive officer and principal financial officer will revise their future reports accordingly.

Closing

The Company acknowledges that:

(a)  the Company is responsible for the adequacy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff's comments with respect to the Proxy Statement.  If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

                                            Very truly yours,
                                            SEYFARTH SHAW LLP

                                            /s/ Michael Blount
                                            Michael E. Blount
cc:  Ram Mukunda
       Edward M. Kelly